SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release June 22, 2006 at 11:00

UPM to sell Puukeskus to Triton and Puukeskus’s management

UPM has signed an agreement to sell its Finnish building materials merchant Puukeskus Oy to the private equity investor Triton and Puukeskus’s management. The sale is expected to take place in the third quarter of 2006. The two parties have agreed not to disclose the sale price. UPM estimates the sale of the business will result in a capital gain of around EUR 90 million. The final figure will be determined from the financial statements to be prepared at the closing of the deal.

“The sale of Puukeskus complies with UPM’s plan to sell its wood products merchants. UPM has already sold its wood products merchants in Denmark and Ireland. The Puukeskus deal is part of UPM’s drive to develop and to focus on its core businesses”, says Mr Heikki Malinen, UPM Executive Vice President, Strategy.

“The role of Puukeskus as the sole distributor of UPM’s products to building companies, consumers and other customer segments will be further strengthened both in Finland and in Estonia. We have consistently given Puukeskus increasing responsibility for distributing UPM’s WISA wood products and we are very pleased with our cooperation with the professional Puukeskus’s staff. UPM will continue serving its own big industrial customers direct, as it has done so far”, says Mr Harald Finne, President of UPM’s Wood Products Division.

Puukeskus is the leading building materials merchant chain for wood-based products in Finland. It has 650 employees and in 2005 had sales of EUR 394 million. Puukeskus was founded in 1929 and became part of UPM in 1977. Puukeskus operates 28 branches in Finland and one in Estonia.

Triton is an independent European private equity investor focusing on investing in companies with leading market positions in attractive industry niches in the Nordic countries and German-speaking parts of Europe. Triton currently has committed capital of more than EUR 1 billion. It has offices in Stockholm, Frankfurt and London.

For further information please contact:

Mr Lars Karlsson, Managing Director, Puukeskus, tel. +358 400 450 657

Mr Harald Finne, President, Wood Products Division, UPM, tel. +358 40 519 1951 after 11.30 am Finnish time

Mr Heikki Malinen, Executive Vice President, Strategy, UPM, tel. +358 204 15 0110

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations